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02022673

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 32114

RECEIVED MAR 1 9 2002 335

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Jero Ltd.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Crows Nest Road
(No. and Street)

Tuxedo Park, NY 10987
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jonathan Romero (732) 765-0600
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lesser, Leff & Company LLP
(Name — *if individual, state last, first, middle name*)

733 Third Avenue New York, NY 10017
(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 5 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

AM 4/4/2002

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jonathan Romero, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Jero Ltd., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public

RICHARD ZUCKERMAN
Notary Public, State of New York
No. 01ZU4793881
Qualified in Westchester County
Commission Expires Aug. 31, 20__

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JERO, LTD.

FINANCIAL STATEMENTS

DECEMBER 31, 2001

LESSER, LEFF & COMPANY LLP

CERTIFIED PUBLIC ACCOUNTANTS

LESSER, LEFF & COMPANY LLP
CERTIFIED PUBLIC ACCOUNTANTS

733 THIRD AVENUE
NEW YORK, N. Y. 10017
(212) 682-2180
FAX (212) 370-7827

LONG ISLAND OFFICES
RIVERHEAD, N. Y. - WOODBURY, N. Y.
WESTCHESTER OFFICE
TARRYTOWN, N. Y.

Board of Directors
Jero Ltd.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

We have audited the accompanying statement of financial condition of Jero Ltd. as of December 31, 2001 and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Jero Ltd. as of December 31, 2001 and the results of its operations and its cash flows for the year ended in conformity with generally accepted accounting principles.

Our examination was made for the purpose of expressing an opinion on the basic financial statement taken as a whole. The information contained in the supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. The information contained in such schedules has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated on all material respects in relation to the basic financial statements take as a whole, and in conformity with the rules of the Securities and Exchange Commission.

Lesser Leff & Company LLP

January 22, 2002
New York, New York

JERO LTD.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS

Cash	$ 10,162
Investment	3,300
TOTAL ASSETS	$ 13,462

LIABILITIES AND STOCKHOLDERS' EQUITY

STOCKHOLDERS' EQUITY	
Common Stock $1 Par Value 1,000 Shares Issued and Outstanding	$ 1,000
Capital In Excess of Par Value	32,000
Retained Earnings (Deficit)	(19,538)
Total Stockholders' Equity	13,462
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 13,462

The accompanying notes are an integral part of these financial statements.

JERO LTD.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2001

INCOME	
Offering Fees	$ 61,491
Interest	199
Total Income	61,690
EXPENSES	
Fees to Brokers and Dealers	304
Professional Services	2,000
General and Administrative Expenses	6,266
Total Expenses	8,570
NET INCOME	$ 53,120

The accompanying notes are an integral part of these financial statements.

JERO LTD.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES	
Cash Received From Clients and Others	$ 61,690
Cash Paid to Dealers and Others	(8,570)
Net Cash Provided By Operating Activities	53,120
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions to Stockholders	(53,700)
Net Decrease in Cash	(580)
Cash - January 1, 2001	10,742
CASH - DECEMBER 31, 2001	$ 10,162

The accompanying notes are an integral part of these financial statements.

JERO LTD.

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2001

NOTE 1 - ORGANIZATION

The company acts as a sales agent for newly formed limited partnerships. It solicits prospective investors for investments in the newly formed companies and is compensated based on the value of the investments.

NOTE 2 - INCOME TAXES

The company is not liable for federal income taxes because it has elected under the applicable provisions of the Internal Revenue Code to have its income taxed to its stockholders. State and local taxes in the amount of $100 is included in general and administrative expenses.

LESSER, LEFF & COMPANY LLP
CERTIFIED PUBLIC ACCOUNTANTS

733 THIRD AVENUE
NEW YORK, N. Y. 10017
(212) 682-2180
FAX (212) 370-7827

LONG ISLAND OFFICES
RIVERHEAD, N. Y. – WOODBURY, N. Y.
WESTCHESTER OFFICE
TARRYTOWN, N. Y.

Board of Directors
Jero Ltd.

We have examined the financial statements of Jero Ltd. for the period ended December 31, 2001 and have issued our report thereon dated January 22, 2001. As part of our examination, we made a study and evaluation of the company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedure necessary for expressing an opinion on the financial statements.

Also, as required by Rule 17a-5 (g) (1) of the Securities and Exchange commission, we have made a study of the practices and procedures followed by Jero Ltd. that we considered relevant to the objectives stated in Rule 17a-5(g) (1) in making the periodic computations of net capital and aggregate indebtedness under Rule 17a-3(a) (11); and (ii) in making the quarterly securities examination, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13. We did not review the practices and procedures followed by the company, (2) in complying with the requirements for prompt payment for securities of Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3, because the company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices listed in the preceding paragraph.

Board of Directors
Jero Ltd.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Jero Ltd. taken as a whole. However, our study and evaluation disclosed no condition that we believe to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and in our study, we believe that the company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

Our opinion recognizes that it is not practicable in an organization the size of Jero Ltd. to achieve all the divisions of duties and crosschecks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the use of management, the Securities and Exchange Commission, and the National Association of Securities Dealers and should not be used for any other purposes.

Lesser Leff & Company LLP

January 22, 2002
New York, New York

LESSER, LEFF & COMPANY LLP
CERTIFIED PUBLIC ACCOUNTANTS

733 THIRD AVENUE
NEW YORK, N. Y. 10017
(212) 682-2180
FAX (212) 370-7827

LONG ISLAND OFFICES
RIVERHEAD, N. Y. - WOODBURY, N. Y.
WESTCHESTER OFFICE
TARRYTOWN, N. Y.

Board of Directors
Jero Ltd.

In accordance with rule 17a-5(e) (4) of the Securities and Exchange Commission, we have performed the following procedures with respect to the accompanying schedule (Form SIPC-7) of Securities Investor Protection Corporations assessments and payments of Jero Ltd for the period ended December 31, 2001. Our procedures were performed solely to assist you in complying with rule 17a-5(e) (4), and our report is not to be used for any other purpose. The procedures we performed are as follows:

1. Compared listed assessment payments with respective cash disbursement record entries;

2. Compared amounts reported on the audited Form X-17A-5 for the period ended December 31, 2001 with the amounts reported in the General Assessment Reconciliation (Form SIPC-7);

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting adjustments; and

5. Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed.

Because the above procedures do not constitute an audit made in accordance with generally accepted auditing standards, we do not express an opinion on the schedule referred to above. In connection with the procedures referred to above, nothing came to our attention that caused us to believe that the amounts shown on Form SIPC-7 were not determined in accordance with applicable instructions and forms. This report related only to the schedule referred to above and does not extend to any financial statements of Jero Ltd. taken as a whole.

Lesser Leff & Company LLP

January 22, 2002
New York, New York

JERO LTD.

SUPPLEMENTARY FINANCIAL INFORMATION

SIPC REVENUE AND EXPENSES

FOR THE YEAR ENDED DECEMBER 31, 2001

Per Audited Report	
Gross Revenues	$ 61,491
Fees to Brokers and Dealers	303
	$ 61,188
General Assessment @.00073 or $150	$ 150
Total Paid - January 2001	150
Difference	$ NONE

JERO LTD

SUPPLEMENTARY FINANCIAL INFORMATION

COMPUTATION OF NET CAPITAL

PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1

Net Ownership Equity	$ 13,462
Minimum Net Capital Requirement One-Fifteenth of Aggregate Indebtedness	6,000
Excess Net Capital	$ 7,462
AGGREGATE INDEBTEDNESS	$ NONE

JERO LTD.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2001

	Capital Stock	Capital In Excess of Par Value	Retained Earnings	Total
Balance – January 1, 2001	$ 1,000	$ 32,000	$(18,958)	$ 14,042
Net Income	--	--	53,120	53,120
Distributions	--	--	(53,700)	(53,700)
BALANCE – DECEMBER 31, 2001	$ 1,000	$ 32,000	$(19,538)	$ 13,462

The accompanying notes are an integral part of these financial statements.

JERO LTD.

RECONCILATION OF NET CAPITAL

DECEMBER 31, 2001

No differences between the form X 17 A-5 and the Certified Annual Report exists on the computation of Net Capital under rule 15c3-1.